Exhibit 99-1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Issuer of Securities Registered in the Securities Registry

Santiago, June 16, 2025

Mrs.

Solange Berstein Jáuregui

President

Commission for the Financial Market

Libertador Bernardo O´Higgins Avenue 1449

Santiago

Ref.: Communicates MATERIAL FACT

Dear Sir/Madam:

In accordance with the provisions of Article 9 and the second paragraph of Article 10 of Law No. 18,045, and the provisions of General Standard No. 30, duly authorized by the Board of Directors in a session held on this same date, I inform the Commission for the Financial Market (the “Commission”), as a MATERIAL FACT of LATAM Airlines Group S.A. (the “Company”), the following:

1.	As of this date, shareholders who requested the second secondary sale under the registration rights agreement (the “Second Secondary Sale under the RRA”) have agreed with the bank acting as underwriter of the same, that the ADRs subject of the same be sold to investors in the market at a price of US$37 per ADR, which in pesos, legal currency in Chile, represents the equivalent to CLP$34,602.77 per ADR, according to the observed dollar exchange rate informed as of the date hereof by the Central Bank of Chile to be published in the Official Gazette of tomorrow, June 17, 2025. Each ADR represents 2,000 shares of the Company.

2.	On this same date, the respective contract has been signed underwriting between (i) the Company, (ii) the selling shareholders and (iii) J.P. Morgan Securities LLC in its capacity as underwriter in this secondary sale.

3.	The Second Secondary Sale under the RRA was ultimately for 10,000,000 of the Company’s ADRs, and payment for the same will be made on June 18, 2025. The shareholders that will be identified in the filings to be made with the SEC, included in the attached Schedule, acted as sellers in the same.

Without further ado, I send you my regards,

Ricardo Bottas Dourado Dos Santos

Chief Financial Officer

LATAM Airlines Group S.A.

c.c.:

Santiago Stock Exchange, Stock Exchange.

Chilean Electronic Stock Exchange, Stock Exchange

Annex

Selling Shareholders

1.	Sixth Street Partners

2.	Strategic Value Partners